

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

July 17, 2009

By U.S. Mail and Facsimile to: (404) 581-8330; (212) 755-7306

Dennis S. Hudson, III
Chief Executive Officer
Seacoast Banking Corporation of Florida
815 Colorado Avenue
Stuart, Florida 34994

>　　**Re:　Seacoast Banking Corporation of Florida**
>　　　　　**Registration Statement on Form S-1**
>　　　　　**Filed June 22, 2009**
>　　　　　**File No. 333-160133**

Dear Mr. Hudson:

We have limited our review of your filing to the resolution of the outstanding comments on your Form 10-K for the fiscal year ended December 31, 2008 and related documents. All comments will need to be fully resolved before we act on a request for acceleration of the effectiveness of the registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please provide this request at least two business days in advance of the requested effective date.

Please contact me at (202) 551-3469 with any questions.

Sincerely,

Justin Dobbie
Attorney Advisor

cc: Ralph F. MacDonald III, Esq.
       John T. Owen, Esq.
       Jones Day
       (By facsimile)